                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         ROYAL HOLDINGS SERVICES LIMITED
-------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

               NEVADA                                   88-0381259
---------------------------------------    ------------------------------------
    State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization

     22 OLD QUEEN STREET, LONDON                  SW1H 9HW UNITED KINGDOM
----------------------------------------    -----------------------------------
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number  (44) 171 222 5061
                          -----------------------------------------------------

Securities to be registered under Section 12(b) of the Act:

        Title of each class               Name of each exchange on which
        to be so registered               each class is to be registered

               NONE
        -------------------               ------------------------------

        -------------------               ------------------------------

Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
-------------------------------------------------------------------------------
                                (Title of class)

PART 1

ITEM 1. DESCRIPTION OF BUSINESS.

(a) Royal Holdings Services Limited ("RHSL" or the "Company") is a Nevada corporation organized as North American Security & Fire, Inc. on December 17, 1997. On December 21, 1998, the Company changed its name to North American Security & Fire Acquisitions, Inc., and on December 22, 1998, the Company incorporated a wholly-owned subsidiary, North American Security & Fire, Inc., also a Nevada corporation ("NASF"). In March 1999, the Company and NASF reorganized. NASF acquired all the assets, liabilities and business of the Company, and the Company subsequently spun off and distributed ownership of NASF to the stockholders of the Company. On June 9, 1999, the Company changed its name to Royal Holdings Securities, Ltd. On June 11, 1999, the Company changed its name to Royal Holdings Services, Ltd.

(b) Prior to March 1999, the Company sold, installed, serviced and monitored all types of intrusion detection (burglar), fire detection, access control and closed-circuit television networks that used badge imaging and other low-voltage security for home and business automation systems. Since March 1999, the Company has had no operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The Company currently has no assets, liabilities or operations. On July 13, 1999, a number of investors acquired approximately 91% of the Company's issued and outstanding shares of common stock from Intrepid International S.A., the Company's prior principal shareholder. The investors purchased the Company to use it as a vehicle to acquire and hold equity interests in other operating companies, and the Company is currently pursuing the possibility of acquiring a controlling equity interest in Modiluft Limited ("Modiluft"), an Indian domestic airline company listed on the Indian stock exchanges. However, the acquisition of Modiluft is subject to a number of conditions precedent, and there can be no assurance that the acquisition will close as anticipated.

         The Company does not anticipate conducting product research and development activities in the next twelve months, nor does it expect to purchase or sell any plants, facilities or significant equipment. The Company's only expenditures have been to pay administrative, accounting and legal expenses. The Company's need to raise additional funds in the next twelve months will depend to a large extent on whether the Company successfully completes both the private placement offering it is currently conducting (the "Private Placement," as discussed further below) and the contemplated purchase of Modiluft. If the Private Placement and the purchase of Modiluft are successful, the proceeds of the Private Placement remaining after the purchase of Modiluft is expected to satisfy the Company's cash requirements for the next twelve months, provided that the Company does not undertake additional acquisitions during the twelve-month term.

         If the acquisition of Modiluft does not take place, the Company will pursue other acquisition opportunities. Competition in the search for acquisition targets is intense and may be expected to intensify. Management, in relying to some extent on others, cannot control the ultimate result of the venture or assure itself or its current and potential investors that the pursuit of business opportunities through acquisition or combination will be successful.

ITEM 3. DESCRIPTION OF PROPERTY.

(a) The Company's principal offices are located at 22 Old Queen Street, London SW1H 9HW, United Kingdom. The Company's telephone number is (44) 171 222 5061. The Company has the non-exclusive, rent-free use of the office space and services of Platinum Securities International. The Company owns no real property and has no interest in any real property, and the Company does not currently foresee acquiring an interest in any real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) The table below shows the outstanding shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock on October 4, 1999. All of the per share numbers are calculated to include the effect of a reverse stock split of 1.7 shares into 1 share, effective June 19, 1999 (the "Reverse Split"). The table also shows the potential effect of the Private Placement on ownership of shares of the Company's Common Stock.

                                                                 Amount and                          Percent of Class
                                                                  Nature of        Percent of          Assuming all
                             Name and Address of                 Beneficial      Class Prior to     Shares Offered are
Title of Class                Beneficial Owner                      Owner           Offering               Sold
--------------    ------------------------------------           -----------     --------------     ------------------
Common            Boshof Holdings, Inc.                          569,000*(1)          7.65%               2.49%
                  c/o Morgan y Morgan
                  53rd Street
                  Urbanizacion Obarrio
                  Swiss Tower, 16th Floor
                  Panama, Republic of Panama

Common            Cumbrian Trading Ltd.                          560,000*(2)          7.54%               2.45%
                  Lake Building, 1st Floor
                  Wickhams Cay 1
                  P.O. Box 3152
                  Road Town, Tortolla
                  British Virgin Islands

Common            Kurt Dalmata                                   576,890              7.75%               2.52%
                  Corporate Counciling Group
                  Lavaterstrasse 45
                  Zurich, Switzerland

Common            John Devries                                   590,000              7.91%               2.58%
                  P.O. Box 178
                  Grade Turks-Turks and Caicos Islands
                  British West Indies

Common            Joel Dumaresq                                  400,000*             5.50%               1.75%
                  3505 W. 15th Avenue
                  Vancouver, British Columbia
                  V6R 2Z3 Canada

Common            Gampadona Limited                              612,000*(3)          8.19%               2.68%
                  Trust House
                  112 Bonadie Street
                  Kingstown, St. Vincent
                  West Indies

Common            Ajmal Khan                                     400,000*        5.50%               1.75%
                  1177 West Hastings Street, #2000
                  Vancouver, British Columbia
                  V6E 2K3 Canada

Common            Kristof Kossuth                                564,000         7.59%               2.47%
                  Hohenstafsenstrasse 32
                  Berlin 10799  Germany

Common            G. Brian Longpre                               641,637         8.55%               2.81%
                  Synergy International
                  East Bay Centre, Suite B-66
                  P.O. Box N-1836
                  Nassau, Bahamas

Common            Odadale Portfolio, Inc.                        579,000*(4)     7.78%               2.53%
                  50 Shirley Street
                  P.O. Box CB-13937
                  Nassau, Bahamas

Common            Sebira Financial, Inc.                         580,000*(5)     7.79%               2.54%
                  Jasmin Court
                  35A Regent Street
                  P.O. Box 1777
                  Belize City, Belize

* These shares are subject to lock-up agreements whereby the respective owners of the shares agree that during the period beginning on November 30, 1999 and ending on November 30, 2000, they will not, directly or indirectly, offer, sell, contract to sell, grant any option for the sale of, pledge, or otherwise dispose of those shares, except (i) as a bona fide gift or gifts, provided the donee or donees thereof agree in writing to be bound by the lock-up agreements, or (ii) with the prior written consent of the lead placement agents of the Private Placement.

(1) Includes 284,500 shares of Company Common Stock subject to a purchase option granted by Boshof Holdings, Inc. to Hampton Associates Limited.

(2) Includes 280,000 shares of Company Common Stock subject to a purchase option granted by Cumbrian Trading Limited to Sandown Limited.

(3) Includes 306,000 shares of Company Common Stock subject to a purchase option granted by Gampadona Limited to Ruffino Developments Limited.

(4) Includes 289,500 shares of Company Common Stock subject to a purchase option granted by Odadale Portfolio, Inc. to Fletcher Investments Limited.

(5) Includes 290,000 shares of Company Common Stock subject to a purchase option granted by Sebira Financial, Inc. to Stamford Securities Limited.

(b) The table below shows the outstanding shares of Company Common Stock owned of record or beneficially by each officer and director of the Company on October 4, 1999, and by all officers and directors as a group.

                                                                 Amount and                          Percent of Class
                                                                  Nature of        Percent of          Assuming all
                             Name and Address of                 Beneficial      Class Prior to     Shares Offered are
Title of Class                Beneficial Owner                      Owner           Offering               Sold
--------------    ------------------------------------           -----------     --------------     ------------------
Common            Ajmal Khan                                       400,000            5.50%               1.75%
                  1177 West Hastings Street, #2000
                  Vancouver, British Columbia
                  V6E 2K3  Canada

Common            Rex Lezard                                       100,000            1.43%               0.44%
                  #7 Orchard Hill
                  Windlesham, Surrey GU 206 DB
                  United Kingdom

Common            All Officers and Directors as a Group            500,000            6.93%               2.19%
                  (2 persons)

(c) The Company is conducting a Private Placement of up to 16,000,000 shares of the Company's Common Stock. Although the Company and the placement agents for the Private Placement have presented the Private Placement to potential investors so as to limit the likelihood that investors will purchase large blocks of the shares offered, there is nevertheless a possibility that one investor, or a number of investors acting as a group, could purchase enough shares of the Company's Common Stock to cause a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a) As of December 1, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the date of their initial election or appointment as director or executive officer, and the expiration of their terms as directors, are as follows:

                               Position and Date of Initial                   Expiration
Name                     Age     Appointment or Election                        of Term
---------------------    ---   -----------------------------------------      -----------
Ajmal Khan                38      President, Secretary,      July 1999        April 2000
                                    and a Director
Satish Kumar Modi         53           Director              July 1999        April 2000
Rex Lezard                53           Director              July 1999        April 2000
Michael J. Forster        35           Director             October 1999      April 2000
Mahesh M. Gandhi          46           Director             October 1999      April 2000
Paresh J. Khandwala       45           Director             October 1999      April 2000
Samir Shantilal Doshi     39           Director             October 1999      April 2000

----------
* The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. Any vacancy occurring in the board of directors may be filled by the affirmative vote of the remaining directors, though less than a quorum of the board. A director elected to fill a vacancy serves the unexpired term of his predecessor in office.

         Ajmal Khan, age 38, has been President, Secretary and a director of the Company since July 1999. Since 1993, Mr. Khan has served as the President of the Verus Group of Companies, a diversified investment group involved in, structuring and syndicating North American real estate and corporate acquisitions. Mr. Khan also has a joint venture interest in Barakaat Holdings Ltd., a sports marketing company. Mr. Khan currently serves as a director for the following public companies: iParty Corporation, Wattage Monitor Corporation, On2.com and Predict-It Corporation.

         Satish Kumar Modi, age 53, has been a director of the Company since July 1999. Mr. Modi is the founder and Chairman of Modiluft. Through his direct and indirect holdings, Mr. Modi is also the principal stockholder of Modiluft. Since 1994, Mr. Modi has served as the Chairman of the Modi Group of Companies, which includes Modi Fibres Limited, Modi Hoover Limited and Modi Hoover International Limited. Mr. Modi also serves as a director of Modi Spinning and Weaving Mills Limited, Modi Overseas Investment Limited, Modi Hanro Limited, UK, and Jardine Fleming India Trust, Hong Kong. In his capacity as the Chairman and Director of Modiluft, Mr. Modi has been involved in a number of legal proceedings in India, both civil and criminal, in connection with winding-up petitions filed by several of Modiluft's former commercial partners, vendors and employees. Indian courts have not rendered final judgments in regards to those proceedings.

         Rex Lezard, age 53, has served as a director of the Company since July 1999. In 1994, Mr. Lezard became a Senior Associate with Speedwing International Limited, a division of British Airways Plc offering revenue accounting, cargo, operations and engineering, passenger services, management and outsourcing consulting services to companies in the transportation industry. Between 1995 and 1997, Mr. Lezard was seconded from Speedwing to act as Chief Executive Officer of Ghana Airways. Mr. Lezard subsequently served as the Chief Executive officer of Air Malawi. Mr. Lezard recently left Speedwing to become the Chief Executive Officer of Modiluft in connection with that airline's anticipated re-launch.

         Michael J. Forster, age 35, has served as a director of the Company since October 1999. Since August 1999, Mr. Forster has been the President and Chief Operating Officer of SmartSources.com, Inc., a software and Internet company that develops and produces web-based applications software for companies and organizations functioning on the Internet. From October 1997 to August 1999, Mr. Forster was the President, Chief Executive Officer and Chairman of Mercury Scheduling Systems, Inc., a publicly-owned airline operations software company based in Vancouver, Canada. From May 1996 to September 1997, Mr. Forster was a business consultant to various airline companies. From February 1995 to April 1996, Mr. Forster served as the President and Chief Executive Officer of Sierra Expressway Airlines, a regional commuter airline company Mr. Forster founded. Sierra Expressway Airlines filed for bankruptcy during Mr. Forster's term of office. From January 1994 to February 1995, Mr. Forster was the General Manager and Chief Operations Executive for American Airlines and its wholly-owned subsidiary, Eagle Aviation Services, Inc. Mr. Forster currently serves as a director for the following public companies: SmartSources.com, Inc. and Mercury Scheduling Systems, Inc.

         Mahesh M. Gandhi, age 46, has served as a director of the Company since October 1999. Mr. Gandhi has been a Managing Director of Millennium Capital Management Pvt. Ltd., an investment management and asset advising company in Mumbai, India, since September 1996. From 1995 to September 1996, Mr. Gandhi served as the Chief Executive Officer of Jardine Fleming's Asset Management and Unit Trusts operations in India. Prior to joining Jardine Fleming, Mr. Gandhi was employed with the Unit Trust of India, the largest unit trust and mutual fund in India.

         Paresh J. Khandwala, age 45, has served as a director of the Company since October 1999. Mr. Khandwala has been a Director of Khandwala Securities Ltd. and its wholly-owned subsidiary, Khandwala Finances Ltd., since the companies' inception in 1993. Khandwala Securities Ltd. is an investment banking company, while Khandwala Finances Ltd. is an Indian registered broker-dealer and a member of the capital market and wholesale debt market segments of the Indian National Stock Exchange.

         Samir Shantilal Doshi, age 39, has served as a director of the Company since October 1999. Mr. Doshi has been a Director of Khandwala Securities Ltd. and Khandwala Finances Ltd. since 1993. Mr. Doshi is a member of the Mumbai Stock Exchange and an authorized dealer of the Over-The-Counter Exchange of India. Mr. Doshi is also a member of the Bombay Stock Exchange Debt Market Committee, as well as a member of the Committee to Implement the Dave Commission Recommendations to the Over-The-Counter Exchange of India.

ITEM 6. EXECUTIVE COMPENSATION.

(a) The Company did not compensate prior management for the fiscal years ended December 31, 1998 and 1999, nor is it presently compensating its officers or directors. If the Company's search for a business opportunity through a merger or combination is successful, the Company does intend at a future date to enter into employment contracts with its officers for compensation approved by the Board of Directors of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         During 1999 and 1998, $10,000 and $123,000, respectively, was paid in consulting fees to shareholders and officers of the Company. Also during 1999 and 1998, $950 and $115,000, respectively, was received from related companies and is considered a current liability with no provision for interest. These receivables and payables were transferred in the subsidiary spin-off and no asset or liability exists at December 31, 1999.

         On March 17, 1999, Ajmal Khan, in his capacity as President of the Verus Group ("Verus"), and Satish Modi, in his capacity as Chairman of Modiluft, concluded an agreement whereby Verus agreed to organize the purchase of control of the Company to be used as a vehicle to purchase an approximately 55% controlling interest in Modiluft for an aggregate purchase price of $17.5 million. The letter of intent and subsequent modifications thereto provide that Verus will receive 6% of the gross proceeds of the Private Placement. The Company expects gross proceeds from the Private Placement to be approximately $21.8 million.

         On March 1, 1999, Millennium Capital Management Pvt. Ltd. ("Millennium") and Khandwala Securities Ltd. ("Khandwala") signed an agreement with Modiluft whereby Millennium and Khandwala agreed to advise Modiluft in connection with simultaneous debt and equity offerings to raise an aggregate of $35 million for the re-launch of Modiluft. On September 9, 1999, Millennium and Khandwala executed a private placement engagement letter whereby they agreed to act as advisors and lead placement agents for the Private Placement. The agreements discussed above provide that, in return for their services, Millennium and Khandwala will receive a placement fee of $75,000 plus 4% of the gross proceeds of the Private Placement, payable by the Company to Millennium and Khandwala at the closing of the Private Placement.

         On July 13, 1999, a number of investors acquired from Intrepid International S.A. 6,222,527 shares of the 6,859,781 total issued and outstanding shares of the Company's Common Stock, which represents approximately 91% of the issued and outstanding Common Stock of the Company. These shares of the Company's Common Stock were acquired for an aggregate purchase price of $150,000 cash which was paid from personal funds of the purchasers. The transaction was consummated pursuant to a Share Purchase Agreement, dated June 18, 1999 (the "Share Purchase Agreement"). Upon consummation of the Share Purchase Agreement, all of the Company's incumbent officers and directors resigned, and Ajmal Khan, Satish Modi and Rex Lezard were elected as directors of the Company, effective as of the closing. Messrs. Khan, Modi and Lezard are all designees of the purchasers.

         Effective October 28, 1999, Paresh Khandwala, Mahesh Gandhi and Samir Doshi were elected to the Board of Directors of the Company.

         The Private Placement is being conducted on a best efforts, minimum/maximum basis. The Private Placement may be closed only upon the acceptance of subscription for a minimum of 12,750,000 shares of the Company's Common Stock, and the Private Placement will be closed upon the acceptance of subscriptions for the maximum of 16,000,000 shares. The Company calculates that the maximum net proceeds of the Private Placement available to the Company will be $19,545,000.

         The Company proposes to use up to $17.5 million of the net proceeds of the Private Placement to purchase 75-76.5 million shares of Modiluft Limited Cumulative Redeemable Convertible Preferred Stock (the "CRCPS") which, if converted, would represent approximately 54.68% of the total issued and outstanding shares of Modiluft Common Stock. Satish Modi, a director of the Company, is also the President and a director of Modiluft, as well as its principal shareholder. In addition, Modiluft has proposed to engage Rex Lezard, a director and shareholder of the Company, as its Chief Executive Officer. The purchase of the CRCPS would be subject to the execution of a stock purchase agreement containing representations, warranties and covenants customary to such transactions. The stock purchase agreement also contains conditions precedent to the Company's closing of the transaction intended to minimize the Company's exposure as a majority shareholder of Modiluft. Nevertheless, the Board of Directors of the Company will have the power to waive all or any of the conditions precedent set forth in the stock purchase agreement as it deems in its business judgment to be in the best interests of the Company and the Company's stockholders.

ITEM 8. DESCRIPTION OF SECURITIES.

(a) The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common voting equity stock , one mil ($0.001) par value per share. The Company's Articles of Incorporation do not authorize any other classes of stock. The Company may sell shares of its Common Stock from time to time for such consideration as the Board of Directors may decide, provided that no consideration shall be less than par value. Holders of shares of Common Stock are not entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the Company may be authorized to issue, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of shares of Common Stock have one vote per share on all matters, and they do not possess cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as the Board of Directors may declare from time to time in its discretion from funds legally available therefor. The Company has paid no cash dividends on its shares of Common Stock to date. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares are entitled to share pro rata all assets remaining after payment in full of all liabilities.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

(a) The Company's Common Stock has been traded on the OTC Bulletin Board since October 30, 1998. The Company's Common Stock is currently traded on the OTC Bulletin Board under the symbol "RHSL." The following table sets forth the high and low bid prices for the Common Stock for the periods indicated therein since the Common Stock commenced actual trading, as reported by the National Quotation Bureau. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. In addition, the quotations should not be construed to imply that an established trading market exists for the Common Stock; trading to date has been sporadic.


                                                              HIGH BID                  LOW BID
                                                              --------                  -------
Quarter ended December 31, 1999                                 3.0156                    2.0000
Quarter ended September 30, 1999*                               3.1250                    2.1250
Quarter ended June 30, 1999                                     2.0000                    1.5000
Quarter ended March 31, 1999                                    2.0000                    1.0000
October 30 thru December 31, 1998                               1.0000                    0.0625

----------

* After a 1 for 1.7 reverse stock split effective July 19, 1999. High and low bid prices for the Common Stock from July 1 thru July 16, 1999 were 2.0000 and 1.7500, respectively.

(b) As of October 4, 1999, there were approximately 26 shareholders of record of the Company's Common Stock.

(c) The Company has paid no cash dividends on its Common Stock to date. The Board of Directors may consider paying dividends in the future and will periodically review its policy regarding dividends. Declaration of dividends, if any, by the Board of Directors will depend upon a number of factors, including capital requirements, investment opportunities available to the Company, regulatory limitations, the Company's results of operations and financial condition, tax considerations and general economic conditions, as well as other relevant factors. The Company can give no assurances, however, that it will declare any dividends, what amount the dividends will be, or whether it will continue to pay such dividends, once commenced. The Company may pay stock dividends in lieu of, or in addition to, cash dividends.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not a party to any litigation nor, to the knowledge of management, is any litigation pending or threatened against the Company. The Company is not a party to any other legal proceedings which would have a material impact on the Company's operations and/or financial condition, nor is the Company aware of any such threatened proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         Set forth below is certain information concerning sales of securities by the Company during the past three years that were not registered under the Securities Act of 1933.

                            SECURITIES SOLD FOR CASH:

                                                                                  TOTAL
                                  AMOUNT OF        TOTAL                       UNDERWRITING                         WARRANTS
                                 SECURITIES      OFFERING      PRINCIPAL       DISCOUNTS OR     EXCEPTIONS        (TENANTS OF
  DATE           TITLE              SOLD           PRICE      UNDERWRITER      COMMISSIONS       CLAIMED          CONVERSION)
-------      ---------------    ------------     --------     -----------      ------------     ----------    --------------------
2/24/98      Unit Sale(1)       2,550,000(2)     $250,000         None           None(3)        Reg D-504     The Warrants were
             2,500,000 Units       Units                                                                      exercisable at any
             *One Share of                                                                                    time up to eighteen
             Common Stock                                                                                     (18) months after the
             *One Warrant                                                                                     date of the Offering.
                                                                                                              The Warrants were
                                                                                                              callable at any time,
                                                                                                              with 30 days notice,
                                                                                                              by the Company at a
                                                                                                              price of one tenth
                                                                                                              of a cent ($0.001)


(1) One (1) unit consisted of one share of Common Stock and one eighteen-month Warrant valid for the purchase of one share of Common Stock. The offering price for one share of Common Stock was ten cents ($0.10) per share. The warrant exercise price for one share of Common Stock was fifty cents ($0.50).
(2) The Offering was over-subscribed by 50,000 units for a maximum offering price of $255,000 (See Form D filed with the SEC dated 5/98). The Company received $254,950 of the total $255,000.
(3)      As reported in the Form D filed with the SEC, dated 5/98.


                      SECURITIES SOLD OTHER THAN FOR CASH:

         Between December 18, 1997 and March 15, 1999, the Company issued an aggregate of 9,141,628 shares of Common Stock in lieu of compensation of $373,051 to five (5) investors for services previously rendered to the Company. The issuance of these shares was exempt from registration pursuant to Regulation D, Rule 504, of the Securities Act of 1933.

                                                 IDENTITY OF PERSONS      DESCRIPTION OF
                                AMOUNT OF           WHO PURCHASED               THE           TYPE AND AMOUNT OF         EXEMPTION
   DATE          TITLE       SECURITIES SOLD         SECURITIES             TRANSACTION          CONSIDERATION            CLAIMED
---------    ------------    ---------------   ----------------------   -------------------   --------------------       ---------
 12/18/97    Common Stock       8,000,000      Intrepid International   Accepted              Consulting services-       Reg D-504
                                                        S.A.            Common Stock          compensation was
                                                                        for services          valued at $8,000 and
                                                                        rendered in lieu of   exchanged for
                                                                        monetary              8,000,000 Shares of
                                                                        compensation.         Common Stock

  5/1/98     Common Stock        125,000      Mesa Resources, Inc.(1)   Accepted              Consulting Services-       Reg D-504
                                 350,000          Wade J. Vogel(1)      Common Stock          Compensation was           Reg D-504
                                 20,000           James W. Allen(1)     for services          valued at $58,905 and      Reg D-504
                                 100,000         Gary Leonard(1)(2)     rendered in lieu of   exchanged for 595,000      Reg D-504
                                                                        monetary              Shares of Common
                                                                        compensation.         Stock

  9/9/98     Common Stock        30,000             Martin Young        Accepted              Consulting Services(3)     Reg D-504
                                                                        Common Stock
                                                                        for services
                                                                        rendered in lieu of
                                                                        monetary
                                                                        compensation.

  1/22/99    Common Stock        400,000         Marshall Worldwide     Accepted              Consulting Services-       Reg D-504
                                                       Limited          Common Stock          Compensation was
                                                                        for services          valued at $39,600 and
                                                                        rendered in lieu of   exchanged for 400,000
                                                                        monetary              Shares of Common
                                                                        compensation.         Stock

  3/15/99    Common Stock        116,628       Intrepid International   Accepted              Compensation was
                                                        Ltd.            Common Stock          valued at $11,546 and
                                                                        for services          exchanged for 116,628
                                                                        rendered in lieu of   Shares of Common
                                                                        monetary              Stock
                                                                        compensation.


* The total additional paid-in capital as a result of stock taken as compensation in lieu of monetary compensation for the December 97-June 99 period was $373,051. Consequently, all swap transactions of stock in lieu of monetary compensation claimed the Reg D-504 exemption. A review of the Company's Board Resolutions indicate that the Board designated some transactions as Reg D-504's, and others were specified as receiving restricted stock.

(1) The Company's Consolidated Financial Statements for the period June 30, 1999 (unconsolidated) and December 31, 1998 reflect on the Statement of Stockholders Equity that the compensation valued for the five persons totaled $58,905 and was exchanged for 595,000 shares of Common Stock.

(2) Gary Leonard's transaction was approved by the Board on June 25, 1998. The Company's Financial Statements record the transaction on May 1, 1998.

(3) The Company Financial Statements do not record the Martin Young transaction.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company intends to indemnify its officers and directors as provided under Nevada law. The applicable statute is Nev. Rev. Stat. Ann. Section 78.7502
(1998), which provides as follows:

         Section 78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         It is the view of the Company that the foregoing statute permits indemnification of officers and directors for actions taken in good faith. The Company intends to indemnify officers and directors to the full extent permissible under Nevada law.


PART F/S

         Please see the Financial Statements appearing on F-1 to F-10 and incorporated herein by reference. The index to the Financial Statements appears on page F-1.

                                                   CONTENTS
  Independent Auditors' Report .................................................................................3

  Balance Sheets ...............................................................................................4

  Statements of Operations .....................................................................................5

  Statements of Stockholders' Equity ...........................................................................6

  Statements of Cash Flows .....................................................................................7

  Notes to the Financial Statements  ...........................................................................8

                    [CROUCH, BIERWOLF & CHISHOLM LETTERHEAD]

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Royal Holdings Services, Ltd.

We have audited the accompanying balance sheets of Royal Holdings Services, Ltd. as of December 31, 1999 (unconsolidated) and December 31, 1998 (consolidated) and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Holdings Services, Ltd. as of December 31, 1999 (unconsolidated) and December 31, 1998 (consolidated) and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has minimal assets and no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CROUCH, BIERWOLF, CHISHOLM

Salt Lake City, Utah
January 14, 2000

                         ROYAL HOLDINGS SERVICES, LTD.
                                 Balance Sheets

                                     ASSETS
                                                            December 31,    December 31,
                                                               1999            1998
                                                            ------------    ------------
                                                          (unconsolidated) (consolidated)
Current assets
     Cash                                                   $          --  $       2,733
     Certificate of Deposit                                            --         31,220
     Accounts Receivable (Net of allowance)                            --         29,146
     Inventory                                                         --         11,256
     Notes Receivable - Related Party                                  --         40,000
Total Current Assets                                        -------------  -------------
                                                                       --        114,355
                                                            -------------  -------------

Equipment
     Office Equipment                                                  --         10,394
     Van                                                               --          8,368
     Less: Accumulated Depreciation                                    --         (4,237)
                                                            -------------  -------------
Total Equipment                                                        --         14,525
                                                            -------------  -------------

Other Assets
     Organization Costs (Net of Amortization)                          --          6,400
                                                            -------------  -------------
          Total Assets                                      $          --  $     135,280
                                                            =============  =============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
     Accounts Payable                                       $          --  $      31,775
     Accrued Expenses                                                  --          9,728
     Notes Payable                                                     --         46,134
     Notes Payable - Related Party                                     --        115,000
                                                            -------------  -------------
Total Current Liabilities                                              --        202,637
                                                            -------------  -------------

Stockholders' Equity
     Common Stock, authorized
          50,000,000 shares of $.001 par value, issued
          and outstanding 6,859,781 and
          6,555,882 shares, respectively                            6,860          6,556
     Additional Paid in Capital                                   367,303        315,944
     Retained Earnings                                           (374,113)      (229,986)
     Minority Interest                                                 --       (159,821)
          Less: Subscription receivable                               (50)           (50)
                                                            -------------  -------------

           Total Stockholders' Equity                                  --        (67,357)
                                                            -------------  -------------

Total Liabilities and Stockholders' Equity                  $          --  $     135,280
                                                            =============  =============

   The accompanying notes are an integral part of these financial statements

                         ROYAL HOLDINGS SERVICES, LTD.
                            Statements of Operations


                                                                     For the Year Ended
                                                                       December 31,
                                                                 1999               1998
                                                              -------------     --------------
                                                            (unconsolidated)    (consolidated)
Revenues:
     Sales                                                  $            --     $      139,353
     Cost of Sales                                                       --            (67,221)
                                                            ---------------     --------------

          Gross Profit                                                   --             72,132
                                                            ---------------     --------------

Expenses:

     General & Administrative                                       (51,758)          (460,155)
                                                            ---------------     --------------

               Total Expenses                                       (51,758)          (460,155)
                                                            ---------------     --------------

Other Income (Expense)

     Loss on Spin-Off                                              (181,369)                --
     Interest Income                                                     --              1,220
     Interest Expense                                                    --             (3,004)
     Organization costs                                              (6,400)                --
                                                            ---------------     --------------

               Total Other Income (Expenses)                       (187,769)            (1,784)
                                                            ---------------     --------------

     Minority Interest                                               21,548            159,821

Net (Loss)                                                  $      (217,979)    $     (229,986)
                                                            ===============     ==============

Net Loss Per Share                                          $        (0.032)    $       (0.039)
                                                            ===============     ==============

Weighted average shares outstanding                               6,831,762          5,939,060
                                                            ===============     ==============



   The accompanying notes are an integral part of these financial statements

                         ROYAL HOLDINGS SERVICES, LTD.
                       Statement of Stockholders' Equity



                                                                                 Additional
                                                                                  Paid-in
                                                                                  Capital
                                                    Common Stock                (Discount on         Retained           Minority
                                              Shares            Amount             Stock)            Earnings           Interest
                                            ----------        ----------        ------------        ----------         ----------
Balance at inception -
  December 17, 1997                                 --        $       --        $         --        $       --         $       --

Shares issued for organizational
  costs                                      4,705,882             4,706               3,294                --                 --

Net loss December 31, 1997                          --                --                  --                --                 --
                                            ----------        ----------        ------------        ----------         ----------

Balance, December 31, 1997                   4,705,882             4,706               3,294                --                 --

May 1, 1998 - issued at $.10
  per share for services                       350,000               350              59,150                --                 --

May 1, 1998 - issued at $.10
  per share for cash                         1,500,000             1,500             253,500                --                 --

Net loss December 31, 1998                          --                --                  --          (229,986)          (159,821)
                                            ----------        ----------        ------------        ----------         ----------

Balance, December 31, 1998
  (consolidated)                             6,555,882             6,556             315,944          (229,986)          (159,821)

January 22, 1999 - issued at $.10
  per share for services                       235,294               235              39,765                --                 --

March 15, 1999 - issued at $.10
  per share for services                        68,605                69              11,594                --                 --

Spin-off adjustment (Note 6)                        --                --                  --            73,852            159,821

Net loss for the year
  ended December 31, 1999                           --                --                  --          (217,979)                --
                                            ----------        ----------        ------------        ----------         ----------

Balance, December 31, 1998
  (unconsolidated)                           6,859,781        $    6,860        $    367,303        $ (374,113)        $       --
                                            ==========        ==========        ============        ==========         ==========






   The accompanying notes are an integral part of these financial statements

                         ROYAL HOLDINGS SERVICES, LTD.
                            Statement of Cash Flows




                                                                  For the Years Ended
                                                                     December 31,
                                                             1999                  1998
                                                       ----------------      ----------------
Cash Flows from Operating Activities                   (unconsolidated)       (consolidated)
     Net loss                                          $       (217,979)     $       (229,986)
     Adjustments to reconcile
      net loss to net cash
      provided by operations
     Depreciation                                                    --                 4,237
     Amortization                                                    --                 1,600
     Minority Interest                                          (21,548)             (159,821)
     Increase in accounts receivable                                 --               (29,146)
     Increase in inventory                                           --               (11,256)
     Increase in accounts payable and accruals                       --                41,503
     Shares issued for services                                  51,663                59,500
     Bad Debt                                                   181,369                    --
     Organization costs                                           6,400                    --
                                                       ----------------      ----------------

Net Cash Flows used in
 Operating Activities                                               (95)             (323,369)
                                                       ----------------      ----------------

Cash Flows from Investment
 Activities:
  Notes receivable-related party                                     --               (40,000)
  Purchase of equipment                                              --               (18,762)
                                                       ----------------      ----------------

Net Cash Flows (used) in
 Investing Activities                                                --               (58,762)
                                                       ----------------      ----------------

Cash Flows from Financing
 Activities:
Issuance of common stock                                             --               255,000
Subscription receivable                                              --                   (50)
Net proceeds (payments) on notes payable                             --                46,134
Net proceeds from notes receivable-related party                     --               115,000
                                                       ----------------      ----------------

Net Cash Flows provided (used) by
 Financing Activities                                                --               416,084
                                                       ----------------      ----------------

Net increase (decrease) in cash                                     (95)               33,953

Cash, beginning of period                                            95                    --
                                                       ----------------      ----------------
Cash, end of period                                    $             --      $         33,953
                                                       ================      ================

Supplemental Cash Flow Information
 Cash Paid for:
  Interest                                             $             --      $          2,092
  Taxes                                                $             --      $             --

   The accompanying notes are an integral part of these financial statements

                          ROYAL HOLDINGS SERVICES, LTD.
                        Notes to The Financial Statements
    December 31, 1999 (unconsolidated) and December 31, 1998 (consolidated)

NOTE 1 - Summary of Significant Accounting Policies

     a. Organization

          Royal Holdings Services, Ltd., ("the Company") is a Nevada corporation organized as North American Security & Fire, Inc. on December 17, 1997. On December 21, 1998, the Company's name was changed to North American Security & Fire Acquisitions, Inc. In March, 1999, the Company spun-off its subsidiary. On June 11, 1999, the Company changed its name to Royal Holdings Services, Ltd. The Company is currently inactive and seeking a merger candidate.

     b. Consolidation

          The consolidated December 31, 1998 financial statements include the accounts of Royal Holdings Services, Ltd. (formerly North American Security & Fire Acquisition, Inc.) and its wholly owned subsidiary, North American Security & Fire, Inc., which owns 59 percent of American Security & Fire, Inc. a Utah corporation.

     c. Accounting Method

          The Company recognizes income and expenses on the accrual basis of accounting.

     d. Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     e. Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     f. Inventory

          Inventory is valued at the lower of cost or market and consists primarily of electronic components.

     g. Equipment

          Equipment is carried at cost and depreciated over the estimated useful life by the straight-line method.

     h. Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating losses totaling approximately $374,113 at December 31, 1999. The net operating losses will be used only if the Company is able to generate taxable income.

                          ROYAL HOLDINGS SERVICES, LTD.
                       Notes to the Financial Statements
    December 31, 1999 (unconsolidated) and December 31, 1998 (consolidated)


NOTE 1 - Summary of Significant Accounting Policies (continued)

     h.  Provision for Income Taxes (continued)

          Deferred tax assets and the valuation account is as follows at December 31, 1999 and 1998.

                                       December 31,       December 31,
                                          1999               1998
                                       ------------       ------------
           Deferred tax asset:
             NOL carryforward          $    129,154       $    132,534
           Valuation allowance             (129,154)          (132,534)
                                       ------------       ------------
           Total                       $         --       $         --
                                       ============       ============


     i. Organization Costs

          During 1997, $8,000 of organization costs were paid by shareholders of the Company. The shareholders were reimbursed by the Company through the issuance of 8,000,000 shares of common stock valued at $8,000. Prior to 1999, organization costs were being amortized for a period of 60 months using the straight-line method. In 1999, SOP 98-5 was adopted causing a change in accounting policy. Organization costs will no longer be amortized. Accordingly, the remaining balance of organization costs have been expensed in 1999.

NOTE 2 - Going Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - Common Stock

          During 1999, there was a reverse stock split of 1.7 to 1. These financial statements have been retroactively restated to reflect the reverse stock split.

          During 1998, 30,000 shares of common stock were issued for services. Subsequently, these shares were returned to the Company and retired. The financial statements have been retroactively restated.

          The May 1, 1998 issuance of 2,550,000 shares of common stock were issued with one warrant per share valid for the purchase of one share of common stock at an exercise price of $.50. The warrants are exercisable at any time up to eighteen months after the date of the offering and they may be called at any time, with 30 days notice by the Company at a price of $.001.

NOTE 4 - Subscriptions Receivable

          As of December 31, 1999, $254,950 has been received for issuance of 2,550,000 shares of common stock, leaving a subscription receivable of $50.

                         ROYAL HOLDINGS SERVICES, LTD.
                       Notes to the Financial Statements
     December 31, 1999 (unconsolidated) and December 31, 1998 (consolidated)

NOTE 5 - Related Party Transactions

     During 1999 and 1998, $10,000 and $123,000, respectively, was paid in consulting fees to shareholders and officers of the Company. Also during 1999 and 1998, $950 and $115,000, respectively, was received from related companies and is considered a current liability with no provision for interest. During 1998, $40,000 was loaned to a related company and is considered a current asset with no provision for interest. These receivables and payables were transferred in the subsidiary spin-off and no asset or liability exists at December 31, 1999.

NOTE 6 - Spin Off Subsidiary

     In March 1999, Royal Holdings Services, Ltd. (formerly North American Security & Fire Acquisitions, Inc.) (the parent) and North American Security & Fire, Inc. (the subsidiary) were reorganized, such that the subsidiary acquired all the assets and business of the parent, and subsequently spun-off and distributed ownership of its subsidiary to the parent shareholders, share for share. The December 31, 1999 unconsolidated financial statements include only the activity of the parent subsequent to the spin off.

PART III

ITEM 1.          INDEX TO EXHIBITS.

2.      Articles of Incorporation and by-laws

        2.1      Articles of Incorporation

                  2.1.1. Articles of Incorporation of North American Security & Fire, Inc., dated December 16, 1997, and filed with the Secretary of State of the State of Nevada on December 18, 1997.

                  2.1.2. Amendment to Articles of Incorporation of North American Security & Fire, Inc., filed with the Secretary of State of the State of Nevada on December 22, 1998.(1)

                  2.1.3. Amendment to Articles of Incorporation of North American Security & Fire Acquisitions, Inc., filed with the Secretary of State of the State of Nevada on June 9, 1999.(1)

                  2.1.4. Amendment to Articles of Incorporation of Royal Holdings Securities Ltd., filed with the Secretary of State of the State of Nevada on June 14, 1999.

        2.2      By-laws

                  2.2.1. First Amended and Re-stated By-laws of Royal Holdings Services Limited, executed January 27, 2000.

3.      Instruments defining the rights of security holders

        None.

5.      Voting trust agreements

        None.

6.      Material contracts

        None.

7.      Material foreign patents

        None.

14.     Consent to service on Form F-X

        Not applicable.

15.     Additional Exhibits

                  15.1 Share Purchase Agreement among Gampadona Limited, Opadale Portfolio, Inc., Boshof Holding, Inc., Sebira Financial, Inc., Cumbrian Trading Limited, Rex Lezard, Joel Dumaresq, Ajmal Khan, Jim Beadle, Kristof Kossuth, John Devries, Kurt Dalmata, G. Brian Longpre, North American Security & Fire Acquisitions, Inc., and Intrepid International, S.A., dated June 18, 1999, as amended on June 29, 1999.(1)

                  15.2 Articles/Certificate of Share Exchange by which North American Security & Fire Acquisitions, Inc. Shall Exchange With North American Security & Fire, Inc., dated April 1, 1999.(1)

                  15.3 First Amendment to Plan of Reorganization and Spin-off by which North American Security & Fire, Inc. Shall Spin-Off North American Security & Fire, Inc., dated December 22, 1998.(1)

                  15.4 Plan of Reorganization and Spin-Off by which North American Security & Fire, Inc. Shall Spin-Off North American Security & Fire, Inc., dated December 21, 1998.(1)

(1) Filed as an Exhibit to the Company's Current Report on Form 8-K dated December 21, 1998.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL HOLDINGS SERVICES LIMITED


By:  /s/ AJMAL KHAN
     --------------
     Ajmal Khan
        President


Dated: January 27, 2000

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
2.      Articles of Incorporation and by-laws

        2.1      Articles of Incorporation

                  2.1.1.   Articles of Incorporation of North American Security
                           & Fire, Inc., dated December 16, 1997, and filed with the Secretary of State of the State of Nevada on December 18, 1997.

                  2.1.2.   Amendment to Articles of Incorporation of North
                           American Security & Fire, Inc., filed with the
                           Secretary of State of the State of Nevada on December
                           22, 1998.(1)

                  2.1.3.   Amendment to Articles of Incorporation of North
                           American Security & Fire Acquisitions, Inc., filed with the Secretary of State of the State of Nevada on June 9, 1999.(1)

                  2.1.4.   Amendment to Articles of Incorporation of Royal
                           Holdings Securities Ltd., filed with the Secretary of State of the State of Nevada on June 14, 1999.

        2.2      By-laws

                  2.2.1.   First Amended and Re-stated By-laws of Royal Holdings
                           Services Limited, executed January 27, 2000.

3.      Instruments defining the rights of security holders

        None.

5.      Voting trust agreements

        None.

6.      Material contracts

        None.

7.      Material foreign patents

        None.

14.     Consent to service on Form F-X

        Not applicable.

15.     Additional Exhibits


                  15.1     Share Purchase Agreement among Gampadona Limited,
                           Opadale Portfolio, Inc., Boshof Holding, Inc., Sebira
                           Financial, Inc., Cumbrian Trading Limited, Rex
                           Lezard, Joel Dumaresq, Ajmal Khan, Jim Beadle,
                           Kristof Kossuth, John Devries, Kurt Dalmata, G. Brian
                           Longpre, North American Security & Fire Acquisitions,
                           Inc., and Intrepid International, S.A., dated June
                           18, 1999, as amended on June 29, 1999.(1)

                  15.2     Articles/Certificate of Share Exchange by which North
                           American Security & Fire Acquisitions, Inc. Shall
                           Exchange With North American Security & Fire, Inc., dated April 1, 1999.(1)

                  15.3     First Amendment to Plan of Reorganization and
                           Spin-off by which North American Security & Fire,
                           Inc. Shall Spin-Off North American Security & Fire,
                           Inc., dated December 22, 1998.(1)

                  15.4     Plan of Reorganization and Spin-Off by which North
                           American Security & Fire, Inc. Shall Spin-Off North
                           American Security & Fire, Inc., dated December 21,
                           1998.(1)



(1) Filed as an Exhibit to the Company's Current Report on Form 8-K dated December 21, 1998.